Exhibit 99.1

A Strategic Combination of the Top Two Commercial Lenders

Creating the Only Super Regional Korean-American Bank in the U.S.

News Release

BBCN BANCORP AND WILSHIRE BANCORP ANNOUNCE STRATEGIC MERGER OF EQUALS

•                  Top 2 Lenders in Korean-American Banking Join Forces to Create the 7th Largest Publicly Traded Bank Headquartered in California

•                  Combination Creates the Only Super Regional Korean-American Bank in the U.S.

•                  Complementary Branch Network Establishes a National Platform with Full Banking Services in All Targeted Geographic Markets

•                  Investor Conference Call Scheduled for 11:00 a.m. Eastern Time Today

LOS ANGELES — December 7, 2015 — BBCN Bancorp, Inc. (NASDAQ: BBCN) (“BBCN”) and Wilshire Bancorp, Inc. (NASDAQ: WIBC) (“Wilshire”) today jointly announced the signing of a definitive agreement to combine in a strategic merger of equals creating the only super regional Korean-American bank in the United States.

Under the terms of the merger agreement, Wilshire shareholders will receive a fixed exchange ratio of 0.7034 of a share of BBCN common stock in exchange for each share of Wilshire common stock they own in a 100% stock-for-stock transaction valued at approximately $1.0 billion.  Based on the closing price of BBCN’s common stock on December 4, 2015, this represents a value of $13.00 per share of Wilshire common stock.  BBCN shareholders will own 59% of the combined entity and Wilshire shareholders will own 41%.  The transaction is intended to qualify as a tax-free reorganization for Wilshire shareholders.

Based on financial results as of September 30, 2015 and excluding anticipated merger adjustments to occur at the time of closing, the combined company will have $12.3 billion in total assets, $9.6 billion in gross loans, and $10.0 billion in deposits.  The combined company will have the number one deposit market share position among Korean-American banks in California, New York, New Jersey, Washington and Alabama and the second largest deposit market share position in Illinois and Texas.

The combined entity will be led by a team of executive management and Board members from both BBCN and Wilshire.  Steven S. Koh, the Chairman of the Board of Wilshire, will serve as Chairman of the combined company.  Kevin S. Kim, Chairman, President and Chief Executive Officer of BBCN, will be President and Chief Executive Officer of the combined company.  Wilshire’s President and Chief Executive Officer, Jae Whan (J.W.) Yoo, has agreed to serve in a consulting capacity following the closing of the merger transaction to assist in the integration efforts.  The Board of Directors of the combined company and bank will have a broad and complementary combination of skill sets, including a strong mix of banking, asset management and risk management professionals, as well as Korean-American business community leaders.  The initial combined company Board will consist of nine directors from BBCN and seven directors from Wilshire.

The combined company will operate under a new name that will be determined prior to the closing.  A Consolidation Committee consisting of three representatives from each Board will oversee the integration and rebranding process.

“This historic merger of equals combines the top two commercial lenders in the Korean-American banking space and creates for the first time a super regional Korean-American franchise that will also be the 7th largest publicly traded bank headquartered in California,” said Chairman Koh.  “The combination of BBCN and Wilshire will create an unrivaled organization with the only national platform providing full banking services in all of the major geographic markets in the United States with sizeable Korean-American communities.”

“We believe combining the competitive strengths of BBCN and Wilshire will lead to tremendous long-term benefits for stakeholders of both companies,” said Chairman Kim.  “Wilshire has been a leader in terms of profitability and has made significant progress in diversifying its loan portfolio and expanding into new geographic markets.  Together, we will have by far the most comprehensive offering of commercial and consumer products and services in the Korean-American banking space, with exceptionally strong platforms for commercial real estate, commercial, SBA and residential mortgage lending.  Moreover, this merger brings together two highly compatible companies in terms of corporate culture, customer base, product offerings, conservative credit guidelines and business focus.   As a combined entity, we will be able to more effectively compete in the challenging regulatory and economic environment.”

“The respective management teams have proven track records of successfully completing and integrating M&A transactions,” said Mr. Yoo.  “We fully expect to have a smooth and seamless integration process, which should enable us to quickly begin realizing the benefits of this merger for our shareholders, our customers and our employees.”

Expected benefits of the merger include:

•                  Accretion to 2017 mean analyst earnings estimates of approximately 14% for BBCN and 17% for Wilshire

•                  Cost savings expected to be approximately $42 million, or 16% of the combined projected operating expense base of BBCN and Wilshire, with 50% phased in during 2016, and 100% realized thereafter in 2017

•                  Provides considerable revenue enhancement opportunities in areas such as SBA lending and trade finance, although no such revenue enhancements are included in either company’s forecast of combined profitability for purposes of earnings accretion

•                  Positions the combined company to capture additional market share, benefiting from its unrivaled stature as the premier Korean-American bank

•                  Provides a strong capital and liquidity position that should accelerate growth potential in existing and new attractive markets

•                  Improves the ability of the combined company to be a consolidator

•                  Creates the deepest bench of leadership in the Korean-American banking industry and improves the combined company’s ability to attract and retain critical talent

The transaction is subject to regulatory approvals, the approvals of the shareholders of both BBCN and Wilshire, and other customary closing conditions.  The transaction is expected to close mid-2016.  The Boards of Directors of both companies have approved the transaction.

BBCN Bancorp was advised by the investment banking firm of Keefe, Bruyette, & Woods, Inc., a Stifel Company, as well as the law firm of Morrison & Foerster LLP.  Wilshire Bancorp was advised by the investment banking firm of Sandler O’Neill + Partners, L.P. and the law firm of Hunton & Williams LLP.

Conference Call and Webcast

A conference call with simultaneous webcast to discuss the merger announcement will be held today, December 7, 2015 at 8:00 a.m. Pacific / 11:00 a.m. Eastern.  Investors and analysts are invited to join the conference call by dialing 877-344-7529 (domestic) or 412-317-0088 (international), and asking for the “BBCN and Wilshire Merger of Equals Call.”  An accompanying slide presentation may be downloaded from the Investor Relations sections of BBNC Bank’s website at www.BBCNbank.com and Wilshire Bank’s website at www.wilshirebank.com.

Other interested parties are invited to access the conference call through a live webcast of the call available at the Investor Relations sections of the BBCN and Wilshire websites.

After the live webcast, a replay will remain available in the Investor Relations sections of both websites. A telephonic replay of the call will be available at 877-344-7529 (domestic) or 412-317-0088 (international) for one week through December 14, 2015, replay access code 10077392.

About BBCN Bancorp, Inc.

BBCN Bancorp, Inc. is the holding company of BBCN Bank, the largest Korean-American bank in the nation with $7.6 billion in assets as of September 30, 2015. Headquartered in Los Angeles and serving a diverse mix of customers mirroring its communities, BBCN operates 50 branches in California, New York, New Jersey, Illinois, Washington and Virginia; eight loan production offices in Seattle, Denver, Dallas, Atlanta, Northern California, Annandale, Virginia, Portland, Oregon and Fremont, California; and a representative office in Seoul, Korea.  BBCN specializes in core business banking products for small and medium-sized businesses, with an emphasis in commercial real estate and business lending, SBA lending and international trade financing. BBCN Bank is a California-chartered bank and its deposits are insured by the FDIC to the extent provided by law. BBCN is an Equal Opportunity Lender.

About Wilshire Bancorp, Inc.

Headquartered in Los Angeles, Wilshire Bancorp is the parent company of Wilshire Bank, which operates 35 branch offices in California, Texas, Alabama, Georgia, New Jersey, and New York. Wilshire Bancorp also operates six loan production offices of which four are utilized primarily for the origination of loans under the Small Business Administration lending program located in California, Colorado, Georgia, and Washington, and two that are utilized primarily for the origination of residential mortgage loans located in California. Wilshire Bank is a community bank with a focus on commercial real estate lending and general commercial banking, with its primary market encompassing the multi-ethnic populations of the Los Angeles Metropolitan area. For more information, please go to www.wilshirebank.com.

Additional Information and Where to Find It

In connection with the proposed merger, BBCN Bancorp, Inc. will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement/Prospectus of Wilshire Bancorp, Inc. and BBCN Bancorp, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the Securities and Exchange Commission (“SEC”), as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about BBCN Bancorp and Wilshire Bancorp at the SEC’s Internet site (www.sec.gov). You will also be able to obtain these documents, free of charge, from BBCN at www.BBCNbank.com in the “Investor Relations” section under the “About” tab, or from Wilshire Bancorp at www.wilshirebank.com in the “Investor Relations” section under the “About Wilshire Bank” tab.

Participants in Solicitation

BBCN Bancorp, Wilshire Bancorp and their respective directors, executive officers, management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning BBCN Bancorp’s participants is set forth in the proxy statement, dated May 1, 2015, and supplemental proxy materials, dated May 20, 2015, for BBCN Bancorp’s 2015 annual meeting of stockholders, as filed with the SEC on Schedules 14A. Information concerning Wilshire Bancorp’s participants is set forth in the proxy statement, dated April 9, 2015, for Wilshire Bancorp’s 2015 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of BBCN Bancorp and Wilshire Bancorp in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

Forward-Looking Statements

This press release contains statements regarding the proposed transaction between BBCN Bancorp and Wilshire Bancorp, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of BBCN Bancorp and Wilshire Bancorp. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of BBCN Bancorp, Wilshire Bancorp and the combined company, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans, “seeks,” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The closing of the proposed transaction is subject to regulatory approvals, the approval of the shareholders of both BBCN Bancorp and Wilshire Bancorp, and other customary closing conditions.  There is no assurance that such conditions will be met or that the proposed transaction will be consummated within the expected time frame, or at all.  If the transaction is consummated, factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements include, among things: difficulties and delays in integrating BBCN Bancorp and Wilshire Bancorp and achieving anticipated synergies, cost savings and other benefits from the transaction; higher than anticipated transaction costs; deposit attrition, operating costs, customer loss and business disruption following the merger, including difficulties in maintaining relationships with employees, may be greater than expected; required governmental approvals of the merger may not be obtained on its proposed terms and schedule, or without regulatory constraints that may limit growth; competitive pressures among depository and other financial institutions may increase significantly and have an effect on revenues; the strength of the United States economy in general, and of the local economies in which the combined company will operate, may be different than expected, which could result in, among other things, a deterioration in credit quality or a reduced demand for credit and have a negative effect on the combined company’s loan portfolio and allowance for loan losses; changes in the U.S. legal and regulatory framework; and adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) which would negatively affect the combined company’s business and operating results.

For a more complete list and description of such risks and uncertainties, refer to BBCN Bancorp’s Form 10-K for the year ended December 31, 2014, as amended, and Wilshire Bancorp’s Form 10-K for the year ended December 31, 2014, as well as other filings made by BBCN Bancorp and Wilshire Bancorp with the SEC. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC, BBCN Bancorp and Wilshire Bancorp disclaim any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

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Contacts:

For BBCN Bancorp:	For Wilshire Bancorp:
Angie Yang	Alex Ko
SVP, Investor Relations Manager	EVP & Chief Financial Officer
213-251-2219	213-427-6560
angie.yang@BBCNbank.com	alexko@wilshirebank.com

BBCN Media Contact:
Paul Scarpetta
212-687-2040
pscarpetta@sardverb.com

Steven Goldberg
310-201-2040
sgoldberg@sardverb.com